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SEC FILE NUMBER 000-51218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	 Form 10-K  Form 20-F  Form 11-K ☒ Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2008
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PDC 2004-A Limited Partnership
Full Name of Registrant

Former Name if Applicable

120 Genesis Blvd
Address of Principal Executive Office (Street and Number)

Bridgeport, WV 26330
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We determined that we were unable to file our Form 10-Q for the period ended June 30, 2008, by the August 14, 2008, due date or by August 19, 2008.  Therefore, we did not request the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the "SEC").

We are not able to file a timely Form 10-Q the period ended June 30, 2008, because we have not completed required financial statements for previous reporting periods.  On September 8, 2006, we filed with the SEC our 2005 Form 10-K, including interim periods ended June 30, 2005, and September 30, 2005.

In March 2007, in connection with the audit of our managing general partner's 2006 financial statements, the managing general partner, along with its independent accounting firm, identified that the managing general partner had over withheld production taxes from revenue distributions made to its 75 drilling partnerships' limited partners between 2001 and 2006, including our limited partners.

As disclosed and discussed further in the current report on Form 8-K filed January 4, 2008, the managing general partner engaged new auditors for our partnership and 11 of the 27 other partnerships then subject to SEC reporting requirements.  The remaining 16 partnerships had previously engaged new auditors who are different from our new auditors.

Since July 2007, the managing general partner has undertaken an evaluation of its accounting and reporting processes and has developed a plan to bring us current with our SEC reporting obligations.  Our current plan is to file a single Form 10-K containing information for all delinquent periods through December 31, 2007, by December 31, 2008.  Following this filing, our plan is to make additional appropriate filings to address our SEC reporting requirements for 2008.  Our current plan is to be in full compliance with our periodic reporting requirements by March 31, 2009.  We have discussed these plans with the staff of the SEC’s Division of Corporation Finance.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darwin L. Stump Chief Accounting Officer Petroleum Development Corporation, Managing General Partner	304	808-6249
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).          Yes    No ☒

Form 10-Q for the quarter ended March 31, 2006
Form 10-Q for the quarter ended June 30, 2006
Form 10-Q for the quarter ended September 30, 2006
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007
Form 10-Q for the quarter ended June 30, 2007
Form 10-Q for the quarter ended September 30, 2007
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
Form 10-Q for the quarter ended June 30, 2008

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes ☒  No 

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Production volumes peaked during the quarter ended December 31, 2004 and have decreased each succeeding quarter.  Decreased volumes were partially offset in 2005 by increased average oil and gas prices.  Average oil and gas prices declined steadily each quarter from December 2005 through September 2007 and increased during the fourth quarter of 2007.   Accordingly, we anticipate significant changes in the results of operations for 2006 and 2007 compared to the results previously reported for 2005.  The following table identifies significant production information for the Partnership ($ in thousands except per Mcfe amounts):

				Per Mcfe
Year Ended		Oil & Gas	Production	Average	Production
December 31:	Mmcfe	Sales	Costs	Price	Costs
2007	773.8	$ 4,365	$ 1,418	$ 5.64	$ 1.83
2006	1,125.5	7,440	1,709	6.61	1.52
2005	1,991.2	14,466	2,076	7.27	1.04
2004	1,132.5	6,687	824	5.90	0.73

Note: 2005 and 2004 amounts taken from the Report on Form 10-K filed December 21, 2006. 2006 and 2007 amounts are based on internal unaudited information.

There could be other significant changes in the results of operations including changes resulting from the eventual resolution of the production tax issue discussed in Part III above.  Such changes, if any, will be discussed in future filings.

PDC 2004-A Limited Partnership
____________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2008	By	/s/Richard W. McCullough
Richard W. McCullough, Chief Executive Officer, President and Chief Financial Officer of Petroleum Development Corporation